SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

A Publicly-held Company

CNPJ No. 42.150.391/0001-70 - NIRE No. 29300006939

“Company”

PROPOSAL BY THE MANAGEMENT

To the Shareholders,

On November 7, 2012, the board of directors of the Company recommended to the Extraordinary General Meeting of the Company to approve the cancellation of 411 common shares and 4,399,858 class “A” preferred shares issued by the Company which had been held in treasury until then, without changing the amount of share capital, along with the approval of the amendment of the main section of article 4 of the Company Bylaws in order to reflect the change in the number of shares resulting from the cancellation of the shares held in treasury; it also approved the calling of an Extraordinary General Meeting of the Company, according to the call notice published pursuant to law (“Meeting”).

Thus, in seeking to comply with article 11 of Securities and Exchange Commission (CVM) Ruling No. 481 of November 17, 2009, the Company’s management hereby submits to the Meeting the following proposal for amending the main section of article 4 of the bylaws:

Current Wording	Amendment Proposal	Comments/Justifications
CHAPTER II CAPITAL AND SHARES	CHAPTER II CAPITAL AND SHARES	Wording unaltered.

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into eight hundred and one million, six hundred and sixty-five thousand, six hundred and seventeen (801,665,617) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred and forty-nine million, four hundred and two thousand, seven hundred and thirty-six (349,402,736) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, three hundred and forty-eight (797,265,348) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares, three hundred and forty-five million, two thousand, eight hundred and seventy-eight (345,002,878) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.

According to the decision by the Board of Directors, in a meeting held on November 7, 2012, in order to cancel, without reducing the amount of share capital, (i) 2,857,600 class “A” preferred shares that were acquired within the scope of the 3rd and 4th share repurchase programs introduced by the Company; (ii) 1,506,060 class “A” preferred shares resulting from the interest held in the Company by the consolidated company Triunfo; (iii) 411 common shares derived from the exercise of the right to withdrawal during the merger of the shares of Rio Polímeros S.A. by the Company; and (iv) 36,198 class “A” preferred shares resulting from the exercise of the right to withdrawal due to the merger of shares of Braskem Petroquímica S.A. by the Company, which totals 411 common shares and 4,399,858 class “A” preferred shares held in treasury.

The cancellation of 4,400,269 common and class “A” preferred shares will result in an increase in percentage of approximately 0.55% of each share issued in the share capital.

The amendment proposed shall not result in any change in the rights and advantages of each class of shares.

1

São Paulo, November 14, 2012

Marcelo Bahia Odebrecht

Chairman of the Board of Directors

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.